December 3, 2004

Mail Stop 0409

J. Michael Schroeder
Chief Counsel and Corporate Secretary
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, Wisconsin 53703

Re:	Great Wolf Resorts, Inc.
	Registration Statement on Form S-1
      Registration No. 333-118148
      i-Deal Offering Procedures and Materials

Dear Mr. Schroeder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by your response and supplemental materials submitted concerning the i-
Deal electronic offering procedures.

i-Deal Online Offering Procedures and Materials

1. Supplementally, please tell us what precise documents will be delivered through the i-Deal electronic delivery system. It appears that the prospectus and amendments will be "delivered" by being made available through a website that i-Deal maintains. If the final prospectus is made available through the system, please tell us how i-Deal will provide confirmation (via paper or electronically) and how they will assure themselves that the final prospectus precedes or accompanies the confirmation. Also, please describe in more detail how i-Deal will effect "delivery."
2. We note that the i-Deal materials provide that investors who consent to electronic delivery will be notified "by email (or other available means) of the posting of any amendment to the prospectus for the offering." Please revise the procedures and i-Deal materials to obtain a specific consent from each investor for the manner by which the investor will receive communications. If i-Deal wishes to communicate by means other than email, investors must make a clear choice about the means by which they will receive communications.

3. It appears that i-Deal intends to notify investors of amendments by emailing a notice that the amendments are available on their website. Currently, the only website page submitted to the staff appears to include only a hyperlink to the prospectus and technical information on accessing the document. Supplementally, please tell us whether this webpage will be used for updates or whether i-Deal will maintain a separate website with information about the offering.
If i-Deal plans to use any other web screens, please submit those screen shots to the staff for review.

i-Deal Email submission

4. The i-Deal email appears to be a Rule 134(b) communication.
Since
Rule 134(b) requires that the communication state where a prospectus can be obtained, please revise to clearly describe how investors may obtain a prospectus. Currently, there is no information about how to obtain a prospectus other than clicking through the consent to electronic delivery. In the event investors do not consent to electronic delivery, they will need a means to obtain a copy of the prospectus.

5. In the sixth paragraph of the email (beginning "the distribution of materials relating to the offering"), it appears that i-Deal may be attempting to shift the burden to investors to ensure compliance with local law. Supplementally, please tell us the purpose of this paragraph and why i-Deal believes this potential disclaimer is appropriate disclosure.


      *   *   *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jay Spinella at (202) 942-7323 or Donna Di Silvio at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or me at (202) 942-1960 with any other questions.


Sincerely,



Karen J. Garnett
Assistant Director

cc: 	Alan J. Prince, Esq. (via facsimile)
  	King & Spalding LLP

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Great Wolf Resorts, Inc.
December 2, 2004
Page 3